Exhibit 99.1

Rezolve Ai Closes Acquisition of GroupBy, Cementing Leadership in AI-Powered Commerce

Strategic acquisition accelerates Rezolve Ai’s global expansion with advanced search and product discovery technology powering over $30B in annual retail sales

New York – March 26, 2025 – Rezolve Ai (NASDAQ: RZLV), a global leader in AI-powered commerce and digital engagement solutions, today announced the successful closing of its acquisition of GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd. (collectively, “GroupBy”), a leading commerce search and product discovery platform driving over 30 billion in annual sales. The transaction that was previously announced in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on February 11, 2025, closed on March 25, 2025.

This strategic acquisition is expected to enhance significantly Rezolve Ai’s capabilities in AI-driven commerce, site search, and digital engagement, positioning the Company as a market leader in the rapidly evolving eCommerce landscape.

Strategic Synergies and Market Leadership

The acquisition of GroupBy brings together two innovative powerhouses in the AI and commerce sectors. GroupBy’s advanced product discovery platform complements Rezolve Ai’s existing suite of digital engagement tools powered by cutting-edge AI and machine learning technologies. Together, we believe the combined entity will deliver unparalleled value to merchants, brands, and consumers by enabling seamless, personalized, and intelligent commerce experiences.

Daniel M. Wagner, Chief Executive Officer and Chairman of Rezolve Ai, commented: “The closing of this acquisition marks a transformative milestone for Rezolve Ai. GroupBy’s proven track record in driving over $30 billion in annual sales for its customers underscores the strength of its technology and the trust we believe it has earned from leading global brands. By integrating GroupBy’s capabilities with our AI-driven platform, we expect to be uniquely positioned to redefine the future of commerce and digital engagement.”

Accelerating Innovation and Growth

The acquisition is expected to accelerate Rezolve Ai’s ability to innovate and scale its offerings, particularly in the areas of AI-powered site search, product recommendations, and personalized shopping experiences. The combined expertise of both companies is expected to enable merchants to unlock new revenue streams, enhance customer satisfaction, and optimize operational efficiency.

Looking Ahead

Rezolve Ai is committed to a seamless integration process, ensuring that customers of both companies continue to receive the highest level of service and innovation. The Company will also leverage the acquisition to expand its global footprint, targeting new markets and industries where AI-driven commerce solutions are in high demand.

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

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